Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY, ABITIBI ROYALTIES & GOLDEN VALLEY UPDATE

EXPLORATION & MINE DEVELOPMENT DRIVING BUSINESS FORWARD

Vancouver, British Columbia and Val-d’Or, Québec, September 27, 2021 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY), Abitibi Royalties Inc. (“Abitibi Royalties”) (TSX-V: RZZ, OTCQX: ATBYF) and Golden Valley Mines and Royalties Ltd. (“Golden Valley”) (TSX-V: GZZ, OTCQX: GLVMF) are pleased to announce an update on certain royalties that will form part of the new Gold Royalty upon closing of the transactions announced on September 7, 2021. This news release highlights the internal growth that exists across the new Gold Royalty’s cash flowing, development and exploration stage royalties for selected key assets. Going forward, the Company expects to issue royalty and asset updates to shareholders quarterly.

Update on Cash Flowing Royalties

In addition to cash generated from the new Gold Royalty’s Project and Royalty Generator Model and marketable securities, the Company will have six royalty interests on five producing mines, which include portions of the Canadian Malartic open pit, Jerritt Canyon (two royalties), Isabella Pearl, Marigold and the Rawhide Mine.

Jerritt Canyon Mine – Nevada (0.50% Net Smelter Return Royalty “NSR” & Per Ton Royalty)

New Owner, Excess Plant Capacity, 25 High Priority Exploration Targets Being Drilled

The Jerritt Canyon Mine has been in production since 1981 having produced over 9.5 million ounces of gold during its 40-year production history, with peak annual production having exceeded 450,000 gold ounces. In 2020, Jerritt Canyon produced 112,749 ounces of gold at a cash cost of US$1,289 per ounce according to First Majestic Silver Corp. (“First Majestic”). The 119 square mile land package at Jerritt Canyon holds significant exploration potential, but has been starved of capital for nearly 20 years under various owners. Gold Royalty believes that First Majestic, which acquired the mine in April 2021, possesses the experience and resources to transform the mine once again into a significant gold producer.

First Majestic purchased Jerritt Canyon for share consideration totaling US$470 million and 5 million share purchase warrants on April 30, 2021. On August 16, 2021, First Majestic announced that during May and June of 2021 (62 days) Jerritt Canyon produced 18,762 ounces of gold and processed 146,611 tons of ore. There remains significant opportunity to increase the mining and processing rates at the mine under First Majestic’s ownership as the processing plant on average is operating at approximately 2,200 tpd which is approximately 50% of its designed capacity.

Recent drilling announced by First Majestic on July 13, 2021 successfully intersected 1.65 grams per tonne (“gpt”) gold over 76.2 metres, including 4.63 gpt gold over 7.6 metres at the Waterpipe II area. First Majestic reports that this area of the property is developing into a target with open pit potential. Over the next 6 to 12 months, First Majestic has planned an aggressive exploration program to follow-up and test more than 25 near-mine and greenfield targets. At the end of the second quarter of 2021, five drill rigs were operating at Jerritt Canyon.

The combination of First Majestic’s ownership, excess processing capacity and the mine’s exploration potential, should continue to benefit the new Gold Royalty for many years to come.

Isabella Pearl Mine – Nevada (0.375% - 3.0% NSR)

Currently One of the Word’s Lowest Cost Mines – Exploration Key Driver

Gold Royalty holds a 0.375% NSR on the operating portion of the Isabella Pearl Mine located in Nevada. Isabella Pearl is operated by Fortitude Gold Corp. (“Fortitude”). During the second quarter of 2021, the Isabella Pearl Mine produced 14,579 ounces of gold at an all-in sustaining cost of US$628 per ounce, making it one of the world’s lowest cost gold producers during the quarter.

Near mine exploration drill results (650 metres north-west of Isabella Pearl) released on August 24, 2021 by Fortitude from the Scarlet (2.5% NSR) area returned substantial widths and gold grades that intercepted oxide mineralization with potential to be processed at Fortitude’s Isabella Pearl heap leach pad and gold process plant. Drill highlights include 1.57 gpt gold over 19.81 metres, 1.56 gpt gold over 19.81 metres, 2.23 gpt gold over 16.76 metres and 1.60 gpt gold over 24.38 metres. The drill program at Scarlet was designed to further define the lower oxide-sulfide boundary, as well as test the margins of the known mineralization. Scarlet remains a high priority target for additional delineation drilling.

Gold Royalty holds additional royalties on key exploration areas near the Isabella Pearl Mine and operated by Fortitude, which includes a 2.5% NSR on County Line, 2.0 – 3.0% NSR at Mina Gold and 2.0% NSR on certain claims at Camp Douglas, potentially extending Gold Royalty’s cash flows from Isabella Pearl well into the future.

Royalties Under Development

The new Gold Royalty will have seven royalty interests on six projects that are currently under development and represent potential additional near to medium term increases in cash flow. These include the Odyssey project (Canadian Malartic), Ren Project (Carlin Complex; two royalties), Gold Rock (Pan Mine), Beaufor Mine, Beacon Mill and Lincoln Hill (Rochester Mine).

Canadian Malartic – Odyssey Project - Quebec (3.0% NSR)

Cornerstone Royalty Continues to Advance with Ramp & Shaft Construction

During the second quarter of 2021, underground development of the ramp at Odyssey continued. Approximately 402 linear metres of ramp development has been completed, which is ahead of schedule and at a lower development unit cost than anticipated. The ramp is designed to support mining the upper zones of the Odyssey Project and provide further underground exploration access.

On July 27, 2021, it was announced that the excavation of the shaft collar and the concrete lining of the first 27 metres were completed. The headframe foundations are in progress and headframe construction is expected to start in the fourth quarter of 2021. All of the mechanical and electrical purchase orders for the sinking hoist and auxiliary hoist have been issued. Both hoists are expected to be delivered and installed by the fourth quarter of 2022. All surface construction activities are on target and shaft sinking is expected to resume in the second half of 2022 once the headframe construction and hoists installations are completed.

On July 8, 2021, Agnico Eagle Mines Limited (“Agnico”) announced an update on the Odyssey exploration drilling, which included two drill holes from the Chert Zone which was historically part of the East Malartic Mine. The drill holes included 7.0 gpt gold over 77.9 metres and 6.1 gpt gold over 28.2 metres at a depth of approximately 900 metres below surface. Both holes are reported as core length, with the true thickness currently unknown. The results in the Chert Zone suggest the potential to add additional mineral resource between the East Malartic and East Gouldie deposits. Also, as reported by Abitibi Royalties, regional exploration at the Radium-Nord property (15% net profit interest) has returned significant gold values from the Radium gold zone and confirmed the modelled geometry. The Radium-Nord property is immediately adjacent to the west side of the Canadian Malartic open pit and south of the East Amphi deposit and represents an underexplored part of the property.

In addition, the Canadian Malartic Mine is budgeting approximately US$4 million to test for possible extensions of the East Gouldie Zone. The East Gouldie mineralization remains open for expansion, especially at depth to the east. Exploration drilling suggests that East Gouldie may potentially trend onto the Company’s 3.0% NSR at depth.

The operators, Agnico and Yamana Gold Inc., also announced that the first underground exploration drill bay was completed in the second quarter of 2021 and underground drilling started on July 7, 2021. The underground drill program will aim to define and validate the upper levels of the Odyssey South Zone and to better understand the local geology of the Internal Zones at Odyssey.

Beaufor Mine & Beacon Mill – Quebec (1.0% NSR & Per Tonne Royalty, respectively)

Production Targeted for 2022 – Significant Increase in Gold Resources

Monarch Mining Corporation (“Monarch”) is currently advancing the Beaufor Mine and the Beacon Mill for restart of production by June 2022. Both Beaufor and the Beacon Mill are located near Val-d’Or Quebec. The Beaufor Mine produced 1,169,000 gold ounces between 1930 - 2019. Monarch is currently recruiting the required personnel in preparation for the reopening of operations and investing C$12.5 million into exploration and development. The Beacon Mill has a nameplate capacity of 750 tonnes per day and is currently being refurbished at an approximate cost of C$5 million.

On July 28, 2021, Monarch announced an updated Mineral Resource Estimate for the Beaufor Mine. Beaufor now has an estimated Measured Mineral Resource of 328,500 tonnes grading 5.7 gpt gold for a total of 59,900 ounces of gold and an estimated Indicated Mineral Resource of 956,400 tonnes grading 5.2 gpt gold for a total of 159,300 ounces of gold, which equates to a 136% increase as compared to the prior Mineral Resource estimate. In addition, Inferred Resources are estimated at 818,900 tonnes at 4.7 gpt gold for a total of 122,500 gold ounces; a 307% increase versus the prior Mineral Resource estimate.

Monarch is currently undertaking a 42,500 metre diamond drill program at Beaufor. A total of 24,500 metres of this planned drilling is not included in the update Mineral Resource estimate above.

Feasibility/PEA Stage Royalties

The new Gold Royalty will have royalty interests on nine projects currently in the Feasibility/PEA Stage of development, which includes Fenelon, Hog Ranch, Railroad-Pinion, Cheechoo, Sao Jorge, Yellowknife, La Mina, Sleeper and Mt. Hamilton. These projects represent potential medium to long term additions to the new Gold Royalty’s cash flows.

Fenelon – Quebec (2.0% NSR)

Advancing One of Canada’s Most Exciting Gold Discoveries

The Fenelon Gold Property is currently subject to one of the largest exploration programs in Canada by Wallbridge Mining Company Limited (“Wallbridge”). A total of 170,000 metres of drilling and 4,800 metres of underground exploration development (Phase 1 of a 10,000 metre two-year program) at an approximate cost of C$75 million is being completed in 2021, which was announced on January 11, 2021.

On September 15, 2021, Wallbridge issued an exploration update for the Fenelon Gold Property, where drilling successfully expanded the gold mineralization with high-grade intersections at both the eastern and northwestern edges of the area tested by the current resource drilling. In the northwest, exploration drilling successfully expanded the footprint of Area 51, with near surface intersections including 11.60 gpt gold over 14.05 metres. In the east, exploration drilling to follow-up the discovery hole of the Gabbro Zones, East Extension (17.79 gpt gold over 16.60 metres, Wallbridge news release April 29, 2021), confirmed the presence of strong gold mineralization, with the first follow-up hole returning 9.00 gpt gold over 10.00 metres. Assays for the remaining three holes drilled to the east are pending.

Wallbridge has stated that the company expects to announce the inaugural mineral resource statement for the Fenelon Gold Property by the end of October, 2021. Following the expected publication of the mineral resource estimate and associated economic studies, Wallbridge is planning to submit permitting applications, supported by an updated project description and environmental and social impact assessment (“ESIA”).

Hog Ranch – Nevada (2.25% NSR)

New Gold Discovery Points to Resource Expansion Potential

The Hog Ranch Property, which was previously in production from 1985 - 1992, is located in north-west Nevada and is owned by Rex Minerals Ltd. (“Rex”) based in Australia. Hog Ranch has a reported Indicated and Inferred Mineral Resource of 165 Mt grading 0.43 gpt gold for 2.26 million ounces of gold (JORC Code) with an accompanying preliminary economic assessment (“PEA”) that was completed in June 2020.

On April 22, 2021, Rex announced that exploration drilling had resumed at Hog Ranch and was designed to test both new mineral targets and also extend known gold zones that remain open for expansion. On July 26, 2021, Rex issued a news release highlighting a new gold discovery at the Airport area of the Hog Ranch Property that intersected 0.64 gpt gold over 114 metres, including a higher-grade zone that returned 1.4 gpt gold over 36.6 metres. Rex has stated that this gold mineralization is likely to extend along strike and up and down dip; the full extent of which will require additional drilling to confirm.

On August 27, 2021, Rex announced further drill results from the Airport area of Hog Ranch. Drill highlights included 2.12 gpt gold over 56.4 metres. Rex stated that the findings from the drilling point to further large-scale gold mineralization at the Airport structure and provides solid evidence that the Airport area can grow to become another significant gold deposit at Hog Ranch.

Further information regarding the above resource estimate and scoping study for the Hog Ranch Property is set out in Rex’s announcement dated July 1, 2020.

Cheechoo – Quebec (2.25-4.0% NSR)

Updated Resource Estimate & Initial PEA Study Set for 2022

The Cheechoo Project, located near Newmont’s Eleonore Mine in Quebec, contains an Inferred Resource of 1,955,000 ounces of gold (93.0 million tonnes grading 0.65 gpt gold) and is owned by Sirios Resources Inc. (“Sirios”). Sirios is taking a number of steps in order to advance the project including 1) Resource expansion, definition and regional drilling, 2) Reanalysis of gold grades with more representative sample sizes with the goal of increasing the overall grade, 3) Conducting metallurgical test work to determine the optimum recovery method, 4) Updated resource estimate and 5) Publish the results of a PEA that is scheduled to be completed in 2022.

Although at an earlier stage, Sirios envisions Cheechoo becoming a bulk tonnage heap leach mine similar to comparable operations such as Victoria Gold Corp.’s Eagle Mine (Yukon) and Kinross Corporation’s Fort Knox Mine (Alaska).

Further information regarding the above Cheechoo Project resource estimate is set out in the technical report titled “Mineral Resource Estimate Update for the Cheechoo Project” with an effective date of October 31, 2020, prepared for Sirios and available under its profile at www.sedar.com.

Project and Royalty Generator Model

As part of the new Gold Royalty’s strategy to expand its royalty holdings through organic growth, the Company will continue to execute on the successful project generator model’s established by Ely Gold Royalties Inc., Abitibi Royalties and Golden Valley. The model calls for staking, selling or optioning mineral projects while retaining a royalty. The initiative is designed to generate a competitive return on capital, expand the Company’s royalty holdings, while deploying a limited amount of working capital.

Tonopah West – Nevada (3.0% NSR)

Blackrock Silver Drills Multiple High-Grade Silver Intercepts

On September 1, 2021, Blackrock Silver Corp. (“Blackrock”) announced new high-grade silver and gold drill intercepts from its core and RC drilling program on the 100% controlled Tonopah West project located in the Walker Lane trend of western Nevada. These new results continue to demonstrate robust continuity of high-grade mineralization at both the DPB and Victor targets; additional in-fill drill results highlight the potential for this deposit as Blackrock works towards delivery of a maiden resource estimate. In addition to the 3.0% NSR, Gold Royalty is entitled to option payments from Blackrock totaling US$2,350,000 over the next 30 months.

Rodeo Creek – Nevada (2.0% NSR)

Nevada Gold Mines (Barrick & Newmont) To Assume Control

On September 7, 2021, i-80 Gold Corp. announced that it had exercised its option to acquire the Rodeo Creek exploration property to Nevada Gold Mines LLC (“NGM”), which is jointly owned by Barrick Gold Corporation and Newmont Corporation. The Rodeo Creek property is located approximately 6 kilometres north-east of Gold Royalty’s Ren property (also operated by NGM) and further consolidates the north Carlin Trend area. The Rodeo Creek property is currently being optioned from Gold Royalty, where the Company is entitled to US$125,000 in remaining option payments in November 2021 and November 2022.

Centremaque Property – Quebec (1.5% NSR & 20% Free-Carried Interest)

Conversion to Royalty Interest

On September 13, 2021, Golden Valley announced that it has been informed by O3 Mining Inc. (“O3”), that it is exercising its option to acquire 80% interest in the Centremaque property pursuant to the terms of the option agreement dated April 20, 2017. In order to reach the minimum amount of expenditures set out in the option agreement, O3 will issue shares to Golden Valley equal to C$209,260.

Golden Valley will have a 20% free-carried interest in Centremaque, such that Golden Valley will not be responsible for any project costs, including without limitation, construction costs, exploration costs, mine costs and operating costs, until the commencement of commercial production. In addition, Golden Valley retains a 1.5% NSR, of which a 0.5% may be purchased for C$1,000,000.

QUALIFIED PERSONS

Mr. Alastair Still, P.Geo., Director of Technical Services of Gold Royalty, is a Qualfied Person (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects) who has reviewed this news release as it pertains to the royalties and other interests held by Gold Royalty based solely on the public disclosure of the various owners and operators of the underlying projects and without independent verification.

Mr. Glenn Mullan, Chairman of Abitibi Royalties and President/CEO of Golden Valley, is a Qualified Person (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects) who has reviewed this news release as it pertains to the royalties and other interests owned by each of Abitibi Royalties and Golden Valley based solely on the public disclosure by the various owners and operators of the underlying projects and without independent verification.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balances portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

About Abitibi Royalties Inc.

Abitibi Royalties Inc. owns various royalties at the Canadian Malartic Mine near Val-d’Or, Quebec. In addition, Abitibi Royalties is building a portfolio of royalties on early-stage properties near producing mines and generating mineral projects for option or sale.

About Golden Valley Mines and Royalties Ltd.

Golden Valley Mines and Royalties Ltd. is focused on project and royalty generation and continues to evaluate opportunities to enhance its mining exploration property portfolio. Golden Valley is able to grow its current assets by way of partner-funded option/joint ventures and through its shareholdings in related-entities.

Additional Information

Further details on the respective the proposed acquisitions of each of Abitibi Royalties and Golden Valley by Gold Royalty by way of plans of arrangement and related agreements will be contained in management information circulars to be prepared by Abitibi Royalties and Golden Valley in connection with their respective shareholder meetings and filed on their respective SEDAR profiles on www.sedar.com at the time that such circulars are mailed to shareholders. All shareholders are urged to read the applicable management information circular once it becomes available as it will contain additional important information concerning such proposed transactions.

For additional information, please contact:

Abitibi Royalties Inc.

Ian Ball, President & CEO

Tel.: 1-888-392-3857

Email: info@abitibiroyalties.com

Golden Valley Mines and Royalties Ltd.

Glenn Mullan, President & CEO

Tel.: 1-819-824-2808 ext.204

Email: glenn.mullan@goldenvalleymines.com

Gold Royalty Corp.

David Garofalo, CEO, President and Chairman

Tel.: 1-833-396-3066

Email: info@goldroyalty.com

Technical Information

The disclosure herein and relating to properties and operations on the properties in which Gold Royalty, Abitibi Royalties and Golden Valley (the “Companies”) hold royalty or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Companies. As a holder of royalties and similar interests, the Companies have limited or no access to the properties underlying their respective interests. They are each also largely dependent on: (i) the operators of the properties and their qualified persons to provide information to them, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which they hold interests, with generally limited or no ability to independently verify such information. Although the Companies do not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In addition, certain information publicly reported by operators may relate to a larger property than the area covered by the Companies interest, which often may only apply to a portion of the overall project area or applicable mineral resources or reserves.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 (“NI 43- 101”), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. In addition to NI 43-101, certain resource estimates disclosed herein have been prepared by the underlying operator in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC), which differs from the requirements of NI 43-101 and the requirements of the SEC.

It cannot be assumed that all or any part of an measured, indicated or inferred resource will ever be upgraded to a higher category. “Inferred mineral resources” have a greater amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause each of the Companies’ actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the expected development of the properties underlying the Companies’ respective royalty and other interests; the exploration and development plans of the operators thereof, and the proposed business combination transactions involving the Companies and the Companies’ future growth plans and strategies, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; the Companies’ ability to satisfy the conditions to their proposed business combinations, including obtaining required court, shareholder and regulatory approvals, impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of the Companies to carry out growth plans; and other risk factors set forth in the disclosure documents filed by each of the Companies under their profiles at www.sedar.com. Although each of the Companies has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. None of the Companies undertakes to update any forward-looking statements, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.